Alamos Gold Inc.

Tuesday, November 01, 2005

Morgain Minerals Inc. Acquires La Fortuna Property from Alamos Gold Inc.

Alamos Gold Inc. (TSX:AGI) (Alamos) and Morgain Minerals Inc. (TSX-V: MGM) (Morgain) announced today that they have signed a letter agreement in which Alamos has agreed to sell to Morgain two mineral concessions comprising approximately 606 hectares known as the La Fortuna Property in Durango, Mexico in exchange for five million common shares of Morgain.

Closing of the transaction is subject to completion of due diligence and the signing of a definitive agreement expected in December 2005.

Alamos is developing the Mulatos gold mine, located in Sonora, Mexico and exploring for gold in its Salamandra group of concessions adjacent to the Mulatos mine.

Morgain is a junior mining company whose vision is to acquire and develop a portfolio of profitable low-grade gold mines in Mexico. Morgain is currently focused on bringing its Castillo Mine into production through a series of mining and heap leaching tests to determine the best operating methods and machinery.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified in Alamos' periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission and Morgain’s periodic filings with the Ontario and British Columbia Securities Commission. Such information contained herein represents managements’ best judgment as of the date hereof based on information currently available.

The TSX has neither approved nor disapproved of the information contained herein

For further information, please contact:

Morgain Minerals Inc. (TSX-V: MGM) Chester F. Millar - Chairman and President Tel: (604) 643-1727 www.morgainminerals.com	Alamos Gold Inc. (TSX: AGI) John A. McCluskey - President and CEO Tel: (416) 368-9932 x203 Victoria Vargas - Investor Relations Tel: (416) 368-9932 x201, vvargas@alamosgold.com www.alamosgold.com